Filed Pursuant to Rule 433

Registration No. 333-180488

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	An approximately equally weighted basket comprised of American Depositary Receipts of BP p.l.c. (NYSE Symbol: “BP”), and the common stock of Exxon Mobil Corporation (NYSE Symbol: “XOM”) and Occidental Petroleum Corporation (NYSE Symbol: “OXY”) (each, a “Basket Stock”).
Payout Profile at Maturity	— 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value — 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.30 - $11.70] per unit, a [13% - 17%] return over the principal amount, to be determined on the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312514313575/d775662dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

—	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
—	Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
—	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.
—	Changes in the price of one of the Basket Stocks may be offset by changes in the prices of the other Basket Stocks.
—	The initial estimated value of the notes on the pricing date will be less than their public offering price.
—	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
—	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive any shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
—	The issuer and its respective affiliates do not control any company included in the Basket and are not responsible for any disclosure made by any of these companies. The companies included in the Basket will have no obligations relating to the notes.
—	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Components.
—	Exchange rate movements and/or adverse market conditions in the United Kingdom may negatively impact the value of the BP p.l.c. ADRs.
—	The Basket is concentrated in the energy sector; an investment in the notes will involve risks associated with an investment in the energy industry.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.